

June 10, 2010

Timothy R. Morse
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

> **Re: Yahoo! Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 000-28018**

Dear Mr. Morse:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 Investments in Equity Interests, page 77

1.   We note that the Yahoo Japan summarized financial information is prepared on the basis of Japanese GAAP. Please revise to present on the basis of U.S. GAAP or alternatively to state, if true, that the Yahoo Japan summarized information prepared on the basis of Japanese GAAP does not differ materially from Yahoo Japan summarized financial information prepared on the basis of U.S. GAAP. Please see footnote 30 of SEC Release 33-7118.

2.   Please provide supplemental information to support your assertion that the equity in income of Yahoo Japan determined on the basis of Japanese GAAP, rather than U.S. GAAP as required by ASC 323-10-20, does not result in a material misstatement of Yahoo's financial statements.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 14 Search Agreement with Microsoft Corporation, page 20

3.   We note that you recorded approximately $43 million of transition cost reimbursements in 2010 that relate to costs incurred in 2009. Considering that the arrangement was signed in December 2009 please tell us why these reimbursements were recorded in 2010 rather than 2009 and refer to any authoritative guidance as appropriate. As part of your response, please tell us whether Microsoft was legally obligated to reimburse these costs had you not received regulatory clearance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Search Agreement with Microsoft Corporation, page 24

4.   We note your disclosure on page 21 that indicates that the "Search Agreement, when fully implemented, [will] have a positive impact on [your] operating income." Although we note your disclosure regarding the expected impact of operating cost reimbursements in 2010 we note that you have not addressed how the agreement will impact other operating amounts. Please tell us how you considered disclosing the expected impact of the Search Agreement on revenues, cost of revenues and sales and marketing expenses. Please refer to Section III.B.3 of SEC Release 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar at (202) 551-3459, Christine Davis at (202) 551-3408 or me at (202) 551-3406 if you have questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief